July 27, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Pamela Long

Ecoark Holdings, Inc.

Amendment No. 3 to Registration Statement on Form S-1, Filed July 6, 2016, File No. 333-211045

Amendment No. 3 to Current Report on Form 8-K filed July 6, 2016 File No. 000-53361

Amendment No. 1 to Current Report on Form 8-K filed June 15, 2016, File No. 000-53361

Dear Ms. Long:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated July 19, 2016 (the “Comment Letter”) relating to filings referenced above made by Ecoark Holdings, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-28

1.      As previously requested, please retroactively adjust Ecoark, Inc.’s capital structure to reflect Magnolia Solar Corporation’s legal capital structure. In this regard, ASC 805-40- 45-1 states in part, “…retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).” In your situation, Ecoark, Inc. is the accounting acquirer, and Magnolia Solar Corporation is the accounting acquiree and the legal parent. Please also refer to ASC 805-40-45-2, which states in part, “...the consolidated financial statements represent the continuation of the financial statements of the legal subsidiary except for its capital structure...”. In your situation, Ecoark, Inc. is the legal subsidiary. Please also address this comment for the consolidated statements of changes in stockholders’ equity (deficit) and your interim financial statements.

The Company retroactively adjusted Ecoark, Inc.’s capital structure to reflect Magnolia Solar Corporation’s legal capital structure (see pages F-28 and F-30 of the amended Form S-1.). The Company also addressed this comment for the consolidated statements of changes in stockholders’ equity (deficit) and the interim financial statements (see pages F-47 and F-49 of the amended Form S-1).

Consolidated Statement of Changes in Stockholder s’ Equity (Deficit), page F-49

2. Please revise your presentation to reflect the number of shares of common stock held by Magnolia Solar Corporation at the reverse merger as a separate line item in the rollforward and labeled as issued in the transaction. Please also clarify what the merger adjustments line represents. Please consider the need to adjust the exchange ratio used in Ecoark, Inc.’s historical financial statement, so that the number of shares of common stock reflected as outstanding for Ecoark, Inc. at the date of the reverse merger is 27,696,066 per your disclosures on page 1.

The Company revised its presentation to reflect the number of shares of common stock held by Magnolia Solar Corporation at the reverse merger as a separate line item in the rollforward. The Company also revised the line items in the statement to clarify merger adjustments.

The Company changed throughout the document the number of shares of common stock reflected as outstanding for Ecoark, Inc. at the date of the reverse merger to 27,705,941 as a result of miscellaneous immaterial adjustments. There is no need to adjust the exchange ratio.

Note 12: Subsequent Events, page F-63

3 Please expand your disclosure to include the qualitative description of the factors specific for the acquisition of Sable that make up the goodwill recognized in accordance with ASC 805-30-50-1.a.

The Company has expanded its disclosure as requested to include the qualitative description in accordance with ASC 805-30-50-1a on page F-63 of the amended Form S-1. Intangible assets represent customer lists and will be amortized over three years. The goodwill recognized reflects expected synergies from combining operations of Sable and the Company as well as intangible assets that do not qualify for separate recognition including polymer formulas and formulations. The goodwill is not expected to be deductible for tax purposes. The goodwill will not be amortized but will be tested annually for impairment.

Unaudited Pro Forma Consolidated Statements of Operations, page F-87

4. As previously requested in comment 4 in our letter dated June 30, 2016, please include an adjustment to depreciation expense for the increase in fair value of the property and equipment acquired from Sable. In this regard, the adjustment appears to be for the acquired intangible asset with a fair value of $1 million and a useful life of 3 years. Please also provide sufficient information in the note that explains the adjustment to allow an investor to recalculate the adjustment. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

The adjustment does indeed reflect the amortization of the acquired intangible assets with a useful life of 3 years. There is no significant adjustment for depreciation expense at this time because the estimated effect on depreciation expense of the increase in fair value of the property and equipment acquired is offset by differences in the estimated useful and thus depreciable lives of the assets acquired.

The Company has amended the disclosure in the Note to clarify the estimated impacts and allow an investor to recalculate the adjustment by adding on page F-89 of the amended Form S-1:

“To record the estimated impact on depreciation and amortization expense from the fair value adjustments to property and equipment, net and intangible assets, net. The estimated impact reflects the amortization of identifiable acquired intangible assets with an estimated useful life of three years. No significant impact on depreciation expense is included because the increase in the fair value of property and equipment acquired is offset by differences in the estimated useful lives of the assets acquired.”

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Amendment No. 3 to Current Report on Form 8-K Filed July 6, 2016

5. Please amend your Form 8-K to include an auditor’s consent to the incorporation by reference in the Registration Statement on Form S-8 of Magnolia Solar Corporation of Ecoark Inc.’s auditor’s report dated March 28, 2016 and dated June 15, 2016.

The Company has filed, contemporaneously with the amendment to its Form S-1, an amended Form 8-K to provide the appropriate consent for the report of independent registered public accounting firm.

Amendment No. 1 to Current Report on Form 8-K Filed June 15, 2016

6. Please amend your Form 8-K to include an auditor’s consent to the incorporation by reference in the Registration Statement on Form S-8 of Magnolia Solar Corporation of Sable Polymer Solutions’ auditor’s report dated June 13, 2016.

The Company has filed, contemporaneously with the amendment to its Form S-1, an amended Form 8-K to provide the appropriate consent for the report of independent registered public accounting firm.

Please call me at 212-658-0458 if you have any further questions regarding our responses.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

Cc:	Randy May
Yash Puri

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